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                                                                    Exhibit 99.1



                                 HOLLINGER INC.
                             PROVIDES STATUS UPDATE

     Toronto, Canada, September 15, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws.

     Hollinger and Hollinger International Inc. ("Hollinger International") continue to pursue, on a without prejudice basis, the conclusion of mutually acceptable arrangements to permit the audit of Hollinger's 2003 annual financial statements to begin as soon as possible.

     Hollinger's 2003 annual financial statements cannot be completed and audited until Hollinger International's 2003 annual financial statements are completed. Hollinger International has advised Hollinger that it and its auditors need time to review the final report of the investigation by the Special Committee established by Hollinger International, which report was released on August 30, 2004, and to assess its impact, if any, on the results of operations of Hollinger International before it can complete and file its 2003 annual financial statements.

     As of the close of business on September 14, 2004, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$4.3 million of cash or cash equivalents on hand and Hollinger owned, directly or indirectly, 792,560 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. The decrease in Hollinger's cash and cash equivalents on hand during the period since its August 30, 2004 status update is substantially due to the timely payment of interest on Hollinger's senior secured notes (the "Notes") on September 1, 2004 in the approximate amount of US$5 million. Based on the September 14, 2004 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$17.14, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$270,513,078.40. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow with a licensed trust company in support of future retractions of its Series II Preference Shares and all of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with the Notes. In addition, Hollinger has previously deposited with the trustee under the indenture governing the Notes approximately US$10.5 million in cash as collateral in support of the Notes. Consequently, there is currently in excess of US$267.4 million aggregate collateral securing the US$78 million principal amount of the Notes outstanding.

     Hollinger is closely monitoring its liquidity requirements and is assessing various financing transactions and initiatives with the objective of ensuring its liquidity needs are addressed on a continuing basis.

     On June 25, 2005, Madame Justice Pepall of the Ontario Superior Court of Justice granted Hollinger an interim order (the "Original Order") extending the time for calling Hollinger's 2004 annual shareholders' meeting to a date not later than September 30, 2004. The postponement was sought because until such time as the annual audited financial statements of Hollinger for the year ended December 31, 2003 are complete, Hollinger is unable to satisfy the

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Canadian law requirement that such financial statements be placed before the shareholders at the annual shareholders' meeting. As Hollinger's 2003 annual financial statements are still not complete, Hollinger will be seeking an interim order extending the time for calling Hollinger's 2004 annual shareholders' meeting beyond the deadline of September 30, 2004 set out in the Original Order. Hollinger intends to hold its 2004 annual shareholders' meeting as soon as practicable after its fiscal 2003 audited financial statements are completed and available for mailing to shareholders.

     Fred A. Creasey, the Chief Financial Officer of Hollinger, remains on medical leave. It has not yet been determined when Mr. Creasey will reassume his duties at Hollinger, if at all.

     As previously announced, Mr. Justice Colin L. Campbell of the Ontario Superior Court of Justice ordered that an inspector be appointed pursuant to s. 229(1) of the Canada Business Corporations Act to conduct an investigation of Hollinger, as requested by Catalyst Fund General Partner I Inc., a shareholder of Hollinger. Justice Campbell issued the reasons for his decision earlier today. In his reasons, Justice Campbell noted that the parties will address the extent, scope, timing, cost and reporting of the investigation in case conferences to be held in the coming weeks.

     Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com